ATTORNEYS AT LAW 4401 Eastgate Mall San Diego, CA 92121-1909 Main 858 550-6000 Fax 858 550-6420 www.cooley.com	Broomfield, CO 720 566-4000 Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800

J. PATRICK LOOFBOURROW (858) 550-6089 jploofbourrow@cooley.com

April 18, 2006

Via Facsimile & EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:    Jeffrey Riedler, Esq.

            Zafar Hasan, Esq.

Re:	Sequenom, Inc.

File No. 000-29101

Preliminary Proxy Statement on Schedule 14A

Filed April 10, 2006

Dear Messrs. Riedler and Hasan:

On behalf of Sequenom, Inc. (the “Company”), we are responding to verbal comments received from the Staff of the Securities and Exchange Commission (the “Commission”) on April 15, 2006 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 000-29101 (the “Proxy Statement”), filed with the Commission on April 10, 2006. For your convenience, we have incorporated the Staff’s verbal comment into this response letter.

Comment: With respect to Proposal 6, we would like an explicit statement which says that the investors in the private placement will wind up having substantial control over the Company once that offering is complete.

Response: In response to the Staff’s comment, we have revised the disclosure on page 56 of the Proxy Statement to include the following additional paragraph:

The Purchasers collectively will hold a majority of the outstanding shares of our common stock immediately upon the closing of the Private Placement. If this Proposal 6 is approved by the stockholders, the Purchasers will have substantial control over the Company following the closing of the Private Placement because the holders of a simple majority rather than 66 2/3% of the outstanding shares could amend our bylaws and certificate of incorporation. The Purchasers would control up to approximately 60% of the voting power of our capital stock immediately upon the closing of the Private Placement, and up to approximately 70% of the voting power of our capital stock upon the exercise in full of the Warrants (if no holder of Warrants were to elect to exercise their Warrants using the cashless exercise feature). As a result, whether or not this Proposal 6 is approved by the stockholders, the Purchasers will have substantial control over the Company following the closing of the Private Placement.

Securities and Exchange Commission

April 18, 2006

Page Two

Please contact me at (858) 550-6089 with any further questions or comments regarding this matter.

Very truly yours,

COOLEY GODWARD LLP

/s/ J. Patrick Loofbourrow
J. Patrick Loofbourrow

cc:	D. Bradley Peck

Clarke Neumann

John Sharp